Consent of Independent Registered Public Accounting Firm We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2025 of Lightspeed Commerce Inc. of our report dated May 22, 2025, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F. We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No.333-272083) and Form S-8 (Nos. 333-249175 and 333-251139) of Lightspeed Commerce Inc. of our report dated May 22, 2025 referred to above. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements. Montréal, Canada May 22, 2025 /s/PricewaterhouseCoopers LLP